UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                               The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D


CUSIP No. 929289106                               Page    2    of    6    Pages
          ---------                                    -------    -------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    299,700
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  299,700
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     299,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 1998 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to Common Stock, par value $0.01 per share (the "Shares"), of The WMF Group, Ltd., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 285,200 Shares of the Company (or approximately 5.7% of the Company's Common Stock outstanding on January 6, 1998) and the Partnership may be deemed to own beneficially an aggregate of an additional 14,500 Shares of the Company (or approximately 0.3% of the Company common stock outstanding on January 6, 1998) owned by Offshore, in each case based on the number of 5,042,748 Shares of Company Common Stock then outstanding as reported by the Company.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.


                                Page 3 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 20, 1998
                                                  -----------------
                                                        (Date)


                                                  /s/  Daniel Tisch
                                                  -----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                     (Name/Title)


                                Page 4 of 6 Pages

                                  EXHIBIT INDEX


Exhibit A --   Acquisitions of Shares by the Partnership and
               Offshore During the Past Sixty Days.


                                Page 5 of 6 Pages

                                    EXHIBIT A
                                    ---------

           Acquisitions and Dispositions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                         Date of          Number       Aggregate     Price Per
   Entity              Transaction      of Shares        Price         Share
   ------              -----------      ---------        -----         -----

Partnership         January 13, 1998      12,300       139,837.47      11.369

                    January 16, 1998     144,601     1,608,686.13      11.125

                   February 17, 1998     (10,000)      153,825.00      15.383

                   February 18, 1998     (18,000)      285,210.00      15.845

                   February 18, 1998        (500)        8,375.00      16.750

                   February 19, 1998     (17,500)      295,965.25      16.912

                   February 20, 1998     (30,000)      559,932.00      18.664

                   February 20, 1998      (3,500)       67,375.00      19.250



Offshore            January 13, 1998       5,000        56,844.50      11.369

                    January 16, 1998      15,000       166,875.00      11.125

                   February 18, 1998       (2000)       31,690.00      15.845

                   February 19, 1998       (2000)       33,824.60      16.912

                   February 20, 1998       (1500)       27,996.60      18.664


================================================================================

All of the above-listed transactions by the Partnership and Offshore were effected on the NASDAQ National Market.


                                Page 6 of 6 Pages